Chicago New York Washington, DC London San Francisco Los Angeles Singapore Dallas vedderprice.com Jacob C. Tiedt Shareholder +1 312 609 7697 jtiedt@vedderprice.com
March 3, 2022

VIA EDGAR U.S. Securities and Exchange Commission Division of Investment Management 100 F Street NE Washington, DC 20549

Attn:	Mr. Daniel Greenspan

Re:	Nuveen Municipal Credit Income Fund (the “Registrant”)

Registration Statement on Form N-14

File No. 333-262286

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on February 23, 2022, with respect to the Registrant’s Registration Statement on Form N-14 filed on January 21, 2022 (the “Registration Statement”) relating to the issuance of shares in connection with the proposed combination of Nuveen Enhanced Municipal Value Fund (the “Target Fund”) into the Registrant (the “Reorganization”). The Registrant and the Target Fund are each referred to herein as a “Fund” and collectively as the “Funds.” Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement. Any page references refer to the initial Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses. The Registrant is filing Pre-Effective Amendment No. 1 to the Registration Statement concurrently herewith to address the comments of the staff, to complete all missing information in the Joint Proxy Statement/Prospectus and Statement of Additional Information and to file exhibits in Part C of the Registration Statement.

1.

Comment:   For the information of the staff, please confirm supplementally that the Registrant’s Series 3 VRDP Shares would be considered “auction rate preferred securities” for the purposes of the proportionate voting provisions of New York Stock Exchange Rule 452 (“Rule 452”).

Response:   Rule 452 allows for proportionate voting by brokers of “auction rate preferred securities,” which are defined in footnote (*) to Rule 452 as “a preferred security pursuant to which the dividend rate is established periodically by auction or remarketing at specified ’reset periods’.” The dividend rate for the Registrant’s Series 3 VRDP Shares is established weekly by a remarketing agent via a weekly remarketing. Accordingly, the Series 3 VRDP Shares fall within the definition of “auction rate preferred securities” for purposes of the proportionate voting provisions of Rule 452.

2.	Comment: Under “Proposal No. 1—A. Synopsis—Background and Reasons for the Reorganization,” and in similar summary discussions of the benefits of the proposed

222 North LaSalle Street     |     Chicago, Illinois 60601     |     T +1 312 609 7500     |     F +1 312 609 5005

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

March 3, 2022

Reorganization to Target Fund common shareholders, please include disclosure about the increase in fees and expenses of the combined fund versus the fees and expenses of the Target Fund, as well as disclosure about the Registrant’s ability to allocate a greater percentage of its portfolio to lower rated securities than the Target Fund.

Response:   The Registrant has revised the disclosure in response to the staff’s comment.

If you have any questions regarding these responses, please contact the undersigned at (312) 609-7697 or Deborah Bielicke Eades at (312) 609-7661.

Very truly yours, /s/ Jacob C. Tiedt Jacob C. Tiedt Shareholder